Exhibit 3.1

SEVENTH AMENDED AND

RESTATED CERTIFICATE OF

INCORPORATION OF

SENOMYX, INC.

FIRST. The name of the corporation is Senomyx, Inc. (the “Corporation”).

SECOND. The registered office of the Corporation in the State of Delaware is to be located at 251 Little Falls Drive, Wilmington, Delaware 19808, in the County of New Castle. The registered agent of the Corporation at that address is the Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as amended or supplemented, the “General Corporation Law”).

FOURTH. The aggregate number of shares of stock which the Corporation shall have the authority to issue is One Thousand (1,000) shares of common stock with a par value of $.001 per share.

FIFTH. The Corporation shall have perpetual existence.

SIXTH. The personal liability of a director of the Corporation for monetary damages shall be eliminated to the fullest extent permitted under applicable law. If the General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated to the fullest extent permitted by the General Corporation Law, as so amended. Any repeal or modification of this Article Sixth shall be prospective and shall not adversely affect any rights under this Article Sixth in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

SEVENTH. The directors of the Corporation shall have the power to make and to alter or amend the bylaws of the Corporation (as amended from time to time, the “Bylaws”); to fix the amount to be reserved as working capital; and to authorize and cause to be executed, mortgages and liens, without limit as to the amount, upon the property and franchise of the Corporation.

EIGHTH. The stockholders and directors shall have the power to hold meetings and keep the books, documents and papers of the Corporation outside the State of Delaware, at such places as may be from time to time designated by the Bylaws or by resolution of the directors, except as otherwise required by the laws of the State of Delaware.

NINTH. The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which a person indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

TENTH. The election of directors need not be by ballot unless the Bylaws shall so require.

ELEVENTH. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.

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